UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:   000-55279

GASE Energy, Inc.
(Exact name of registrant as specified in its charter)
173 Keith St., Suite 300, Warrenton, VA 20186 Tel: (540) 347-2212
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
Common Stock, $0.0001 par value
(Title of each class of securities covered by this Form)
None
(Titles of all other classes of securities for which a duty to file reports under section l3(a) or l5(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12(g)-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:    _89______

Pursuant to the requirements of the Securities Exchange Act of 1934, GASE Energy, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: July 16, 2015	By:	/s/ Larysa Prymenko
Larysa Prymenko, CEO